BY-LAWS

OF

FOOTGLOVE PERFORMANCE FOOTWEAR, INC.

ARTICLE I - MEETING OF STOCKHOLDERS

1.   Annual Meetings. The annual meeting of the stockholders of this corporation shall be held at 10:00 A.M. on the second Tuesday in January of each year, commencing with the year 2014. Each annual meeting shall be held at the office of the corporation, unless some other place in or out of the State of Florida is designated by the Board of Directors three (3) weeks or more before the day of such meeting.

2.   Special Meetings. Special meetings of the stockholders may be called for any purpose or purposes and held at any place in or out of the State of Florida, at any time, by call of the President, by resolution of a majority of the Board of Directors at the request of stockholders owning not less than 50% of the outstanding capital stock of the corporation. Notice of such special meeting must be given at least ten (10) days prior to the date of such meeting.

3.   Notice and Waiver. Notice of stockholders' meetings, signed by the Secretary, shall be mailed to each stockholder having the right and entitled to vote at such meeting, at his address as it appears on the records of the corporation, not less than ten (10), nor more than sixty (60) days before the date set for the meeting. The notice shall state the purpose of the meeting and the time and place it is to be held. Such notice shall be sufficient for the meeting and any adjournment thereof. If any stockholder shall transfer any of his stock after notice, it shall not be necessary to notify the transferee. Any stockholder may waive notice of any meeting either before, or after the meeting. Any meeting of the stockholders may be held within or without the State of Florida.

4.   Quorum. A quorum at any meeting of the stockholders shall consist of a majority of the stockholders of the corporation represented in person or by proxy, and a majority of such quorum shall decide any question that may come before the meeting, but any number of stockholders, even if less than a quorum, may adjourn any meeting.

5.   Voting. Every stockholder having the right to vote at a meeting of stockholders shall be entitled, upon each proposal presented at the meeting, to one vote for each share of voting stock recorded in his name on the books of the corporation on the record date fixed, or if no such record date is fixed, on the day of the meeting. The books of record of stockholder shall be produced at any stockholders' meeting upon the request of any stockholder. Shares of its own stock owned by this corporation shall not be voted directly or indirectly, or counted as out-standing for the purpose of any stockholder's quorum or vote.

6.   Consent. Except as otherwise provided by the Certificate of Incorporation, whenever the vote of the stockholders at a meeting thereof is required or permitted to be taken in connection with any corporate action by any provision of the laws of the State of Florida or of the Certificate of Incorporation, such corporate action may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock of the corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented thereto in writing.

ARTICLE II - DIRECTORS

1.   Board of Directors. The business and property of the corporation shall be managed by a Board of Directors, unless otherwise provided in the organizational minutes of the corporation or by a Shareholders Agreement signed by all shareholders of the corporation. The directors shall be elected at the annual meeting of the stockholders by a plurality of the votes cast at such election for the term of one (l) year, and shall serve until the election and acceptance of their duly qualified successors. Vacancies in the Board of Directors shall be filled by the directors remaining in office.

2.   Regular Meetings. Regular meetings of the Board of Directors shall be held immediately following the annual meeting of stockholders each year, at such times thereafter as the Board of Directors may fix, and at other times upon the call of the President or by the Chairman of the Board of Directors.

3.   Special Meetings. Special meetings of the Board of Directors may be held in or out of the State of Florida, and may be called at any time or place by the President or by any one member, on at least five (5) days' written notice, or may be held at any time and place without notice, but unanimous written consent of all the members, or by the presence of all members at such meeting if those not present shall at any time waive notice thereof.

4.   Quorum. A quorum at any meeting shall consist of a majority of the Board. A majority of such quorum shall decide any questions that may come before the meeting. If at any meeting less than a quorum is present, the directors present, or a majority of them, may adjourn the meeting to another time and/or place. Members of the Board of Directors shall be deemed present at a meeting of such board if a conference telephone or similar communication equipment is used by which all persons participating in the meeting can hear each other.

5.   Number of Directors. The corporation shall have not less than one (1) Director, nor more than five (5).

6.   Election of Officers. Officers of the corporation shall be elected by a majority of the Board of Directors and may be removed with or without cause in the same manner. The Board shall fix the compensation of the officers and agents of the corporation.

7.   Consent. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if all members of the Board consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.

8.   Telephonic Meetings. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, members of the Board of Directors may participate in a meeting of the Board by means of conference telephone or similar communications equipment by means of which all persons participating in such meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

9.   Resignations. Any Director of the corporation may resign at any time by giving written notice to the Board of Directors or to the President or the Secretary of the corporation. Any such resignation shall take effect at the time specified therein, or, if the time be not specified, upon receipt thereof; and unless otherwise specified therein, acceptance of such resignation shall not be necessary to make it effective.

ARTICLE III - OFFICERS

1.   Number, Election and Term of Office. The officers of the corporation shall be a Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, a Treasurer and a Secretary, all of whom shall be elected by the Board of Directors and who shall hold office until their successors are elected and qualified. In addition, the Board of Directors may elect one or more Vice Presidents and such Assistant Secretaries and Assistant Treasurers as they may deem proper. None of the officers of the corporation need be directors. The officers shall be elected at the first meeting of the Board of Directors after each annual meeting. More than two offices may be held by the same person.

2.   Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the Board of Directors and shall have the general powers and duties of supervision and management usually vested in the office of the Chief Executive Officer of a corporation. He shall preside at all meetings of the stockholders if present thereat, and, in the absence or non-election of the Chief Executive Officer, at all meetings of the Board of Directors, and shall have general supervision, direction and control of the business of the corporation. Except as the Board of Directors shall authorize the execution thereof in some other manner, he shall execute bonds, mortgages and other contracts in behalf of the corporation, and shall cause the seal to be affixed to any instrument requiring it and when so affixed the seal shall be attested by the signature of the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer.

3.   President. The President shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors and the Chief Executive Officer.

4.   Chief Operating Officer. The Chief Operating Officer shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors and the Chief Executive Officer.

5.   Chief Financial Officer. The Chief Financial Officer shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors and the Chief Executive Officer.

6.   Secretary. The Secretary shall have custody of, and maintain all of the corporate records except the financial records; shall record the minutes of all meetings of the stockholders and Board of Directors, send out all notices of meetings, attest to the seal of the corporation where necessary or required, and perform such other duties as may be prescribed by the Board of Directors.

7.   Treasurer. The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render account thereof at the annual meetings of the stockholders and whenever else required by the Board of Directors or President, and shall perform such other duties as may be prescribed by the Board of Directors or President.

8.   Removal of Officers. Any officers other than the Chief Executive Officer and President may be removed from office with or without cause by the Chief Executive Officer. The Chief Executive Officer and President may be removed from office with or without cause by the vote of not less than a majority of the Board of Directors at any regular or special meeting of the Board. An officer may hold more than one office.

ARTICLE IV - CERTIFICATE AND TRANSFERS OF STOCK

1.   Certificates of Stock. Certificates of stock shall be issued in numerical order from the stock certificate book, and be signed by the President and by the Secretary or the Assistant Secretary and sealed with the corporate seal. The form of certificates of stock shall be presented by the Board of Directors.

2.   Transfer of Stock. Shares of stock may be transferred by delivery of the Certificate accompanied either by an assignment in writing on the back of the Certificate or by a written Power of Attorney to sell, assign, and transfer the same on the books of the corporation, signed by the person appearing by the Certificate to be the owner of the shares represented thereby, together with all necessary federal and state transfer tax stamps affixed, and shall be transferable on the books of the corporation upon surrender thereof so assigned or endorsed. The person registered on the books of the corporation as the owner of any shares of stock shall be entitled to all the rights of ownership with respect to such shares. It shall be the duty of every stockholder to notify the corporation of his post office address.

ARTICLE V - DIVIDENDS

Dividends may be paid to shareholders in cash, in kind, or in stock. However, in the event payment is made in cash or in kind, then, in such event such dividends shall be paid only out of the unreserved and unrestricted earned surplus of the corporation.

ARTICLE VI - SEAL

The corporate seal of the corporation shall consist of a flat faced circular die with the name of the corporation and the word "Seal" inscribed thereon, and may be facsimile, engraved, printed, or an impression seal.

ARTICLE VII - AMENDMENTS

1.   By Stockholders. Stockholders may amend or repeal these By-Laws in whole or in part at any stockholders' regular or special meeting, by the majority vote of the stockholders present voting their shares, if the proposed change shall have been included in the notice of the meeting.

2.   By Directors. Excepting By-Laws adopted or previously confirmed by members, Directors may amend or repeal By-Laws with immediate effect, but the same shall be submitted upon notice at the next occurring meeting of the stockholders, upon the resulting vote of a majority vote of members present voting their shares, such Directors' amendment shall be confirmed or nullified.

ARTICLE VIII - PROXIES

The following form of proxy shall be used for shareholder voting:

"PROXY"

I, the undersigned shareholder of Footglove Performance Footwear, Inc., being the holder of _____ shares of the capital stock of said corporation, hereby appoint of _____to be my proxy to attend shareholders' meetings of the corporation which may be held between the dates of _____ and and any continuation thereof, with full power of substitution and revocation.

Dated this ___ day of _____, 20__.

Signed:_____
Shareholder

A Proxy in substantially the form set forth above shall be valid for the purposes expressed therein.

THE ABOVE By-Laws were adopted and approved by the Board of Directors as of the 24th day of October, 2014.

_____

UGANDA WILLIAMS

_____

ZANIE FAMBRO

_____

ROBIN WEBB